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Exhibit 4.7

THIRD AMENDMENT TO THE MERIT MEDICAL SYSTEMS, INC.
STOCK INCENTIVE PLAN

        This Third Amendment to the Merit Medical Systems, Inc. Stock Incentive Plan (the "Plan") was adopted by the Board of Directors of Merit Medical Systems, Inc. (the "Company") on May 25, 2004, to be effective upon obtaining approval of the Company's shareholders.

RECITALS

             1.  In 1999, the Company adopted the Plan for the purpose of providing stock options and other equity-based long term incentives to its executives, employees and non-employee directors.

             2.  The Board of Directors of the Company (the "Board") has determined that it is necessary and desirable to amend the Plan in certain respects.

             3.  The Board has determined that adoption of the proposed amendments to the Plan does not require the approval of the Company's shareholders.

        NOW, THEREFORE, the Plan is hereby amended effective as of the date first set forth above as follows:

           10.  Section 16 of the Plan, entitled "Withholding Taxes," is hereby amended in its entirety and replaced with the following:

            Whenever cash is to be paid pursuant to an Incentive Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever shares of Common Stock are to be delivered pursuant to an Incentive Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. With the approval of the Committee, a Participant may satisfy the foregoing requirement by delivering shares of Common Stock owned by the Participant for more than six months prior to the exercise date and which have a fair market value equal to the amount of tax to be withheld, together with appropriate stock powers. Such shares shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined (the "Tax Date"). Fractional share amounts shall be settled in cash. Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an Incentive Award.

        Except as provided above, the Plan is hereby continued and ratified in all respects.

        IN TESTIMONY WHEREOF, the Company has caused this Amendment to be executed by its duly authorized officer this 25th day of May, 2004.

MERIT MEDICAL SYSTEMS, INC.
By:
Name:
Title:

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THIRD AMENDMENT TO THE MERIT MEDICAL SYSTEMS, INC. STOCK INCENTIVE PLAN